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N E W S   R E L E A S E

Talisman Generates a Record $1.45 Billion

in Cash Flow in the First Half of 2003

Company Expects Greater Than 10% Production Growth by Year End

Calgary, Alberta – July 30, 2003 - Talisman Energy Inc. today reported record high cash flow and earnings for the first six months of 2003.

Cash flow to June 30 was $1.45 billion ($11.17/share) compared to $1.23 billion ($9.15/share) a year ago.  Cash flow during the second quarter was $600 million ($4.65/share) compared to $652 million ($4.84/share) a year earlier.  On a comparable basis (excluding Talisman’s production from Sudan) cash flow per share was up 10% from $4.24 a year ago.

Earnings were $774 million ($5.90/share) compared to $191 million ($1.33/share) during the first six months of 2002.  Quarterly earnings were $201 million ($1.52/share) versus $90 million ($0.62/share) during the second quarter of 2002.

Production averaged 365,000 boe/d during the quarter, in line with the Company’s guidance.  Unit operating costs averaged $6.98/boe, down 3% from the first quarter.  Capital spending was $503 million during the quarter and Talisman’s net debt at the end of June was $1.8 billion.  On a net basis, debt to debt-plus-equity was 27%, down from 40% at year end.

“This quarter was operationally on plan, helped by strong commodity prices and I am looking forward to an exciting second half,” said Dr. Jim Buckee, President and Chief Executive Officer.  “We expect greater than 10 % production growth by year end; we have a number of high impact exploration wells drilling, or about to drill; and Talisman has one of the strongest balance sheets in the sector.

“Our major development project in Malaysia/Vietnam is over 90% complete and on schedule for oil production in September.  Algerian oil production is increasing and expected to average over 15,000 bbls/d in the fourth quarter.  Blake Flank production will start in the North Sea in September as planned ..   G as sales from the Corridor Block to Singapore are expected to start i n August and we have signed a number of significant agreements to progress additional Corridor sales.

“In North America, Talisman’s natural gas production is up 5%.  The Balvenie well o ff the east coast is drilling, we have two wells in Appalachia about to test and have farmed in to highly prospective acreage in Alaska.

“Talisman expects that cash flow per share will be in the $20-21 range this year based on forecasts of US$27/bbl WTI oil prices , US$5/mcf NYMEX gas prices and a US$0.73 Canadian dollar exchange rate in the second half of the year.  We are on track to meet our production guidance for the year.

“We have completed a number of small acquisitions and increased our exploration and development budget by about $ 200 million in Canada and Appalachia, which will boost production in 2004 .. Total exploration and development spending for the year is expected to be about $ 2.25 billion.

“We have also repurchased an additional 1.2 million shares in recent weeks, reflecting Talisman’s strong financial position and a continuing belief that Talisman is an attractive investment at current price levels ..

“In summary, Talisman is positioned for significant production growth over the next six months.  We have a large opportunity inventory and are expanding our drilling programs in North America . Our strong balance sheet protects us against a drop in prices and will enable us to bolt on new opportunities . Talisman’s strategy continues to add value and we have a unique and attractive opportunity set for the future ..”

Talisman Second Quarter Summary

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High drilling success continued at 92% in North America with completion of 56 oil and 43 gas wells during the quarter.

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A Talisman subsidiary has entered into an agreement to farm-in to 10 townships of highly prospective exploration acreage in Alaska.

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The Balvenie exploration well off the east coast of Nova Scotia spud ded on July 7, 2003.

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A second well has reached total depth in Appalachia.  Clean up of the first well is under way and both wells will be testing soon ..

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Talisman has acquire d an entry position in Norway with the announced acquisition of a 61%  operated interest in the Gyda field for $123 million.

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First production from the Blake Flank is expected in September as planned ..  The first well has been completed and tested at over 5,000 bbls/d from one of two prospective zones ..

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A new oil discovery adjacent to the Tartan field is currently testing at approximately 5,000 bbls/d, constrained by a half inch choke.

o

Construction of the PM-3 CAA development in Malaysia/Vietnam is over 90% complete and the central processing facilities have been installed offshore.  Oil sales are scheduled to start in September and gas sales in October.  Production volumes in Malaysia are expected to grow from 6,000 boe/d currently to over 40,000 boe/d early next year ..

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Natural gas sales from the Corridor Block to Singapore are expected to start in August as scheduled.

o

 A new gas sales agreement has been signed to sell gas from Corridor to Island Power in Singapore.  Gas sales heads of agreements have been reached for significant volumes from Corridor to West Java .

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The MLN field in Algeria started oil production in late June and Algerian production is expected to reach over 15,000 bbls/d in the fourth quarter.

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Development of the Greater Angostura field is under way in Trinidad.  Facilities installation will start in the fourth quarter of 2003 with first oil production expected early in 2005.

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An  exploration well, Howler , is currently drilling in Trinidad.

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Talisman’s first exploration well in Colombia is expected to spud next month.

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Management’s Discussion and Analysis (MD&A)

This discussion and analysis should be read in conjunction with the Interim Consolidated Financial Statements.  The calculation of barrels of oil equivalent (boe) is based on a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil equivalent.  All comparative percentages are between the quarters ended June 30, 2003 and 2002, unless stated otherwise.   All amounts are in Canadian dollars unless otherwise indicated.   Readers are also referred to the product netbacks by reporting segment included in this interim report upon which much of the following discussion is based.

Included in the MD&A are references to terms commonly used in the oil and gas industry such as cash flow and cash flow per share.  These terms are not defined by Generally Accepted Accounting Principles in either Canada or the US.  Consequently these are referred to as non-GAAP measures.  Cash flow, as discussed below, appears as a separate caption on the Company’s cash flow statement and is reconciled to both net income and cash flow from operations.

Quarterly results summary

	Three months ended		Six months ended
June 30,	2003	2002	2003	2002
Financial (millions of C$ unless otherwise stated)
Cash flow1&3	600	652	1,445	1,229
Net income[1]	201	90	774	191
Exploration and development expenditures	492	386	947	948
Per common share (dollars)
Cash flow1&3 – Basic	4.65	4.84	11.17	9.15
– Diluted	4.59	4.76	11.03	9.00
Net income[2] – Basic	1.52	0.62	5.90	1.33
– Diluted	1.50	0.61	5.82	1.31
Production (daily average production)
Oil and liquids (bbls/d)	188,682	275,157	217,864	276,556
Natural gas (mmcf/d)	1,061	1,051	1,078	1,047
Total mboe/d (6mcf=1boe)	365,473	450,354	397,613	451,137

1)

Amounts are reported prior to preferred security charges of $9 million ($5 million, net of tax) for the three months ended June 30, 2003 (2002 - $10 million; $6 million, net of tax).

2)

Per common share amounts for net income and diluted net income are reported after preferred security charges.

3)

Cash flow is a non-GAAP measure and represents net income before exploration costs, DD&A, future taxes and other non-cash expenses.

The Company’s quarterly cash flow was $600 million, down slightly from the quarter a year ago due to sale of the Sudan operations during the first quarter of 2003 and lower North Sea liquids volumes due to scheduled maintenance.  North American natural gas prices were $2.33/mcf higher during the quarter compared to a year ago, whereas commodity prices are down from the first quarter.

Net income per share increased during the quarter to $1.52, up from $0.62 in 2002.    Net income per share for the first six months was $5.90/share, up from $1.33/share in 2002.   The Company’s net income for the first half of 2003 was impacted by three significant special items that increased net income by $2.74/share.  The second quarter impact of these items was an increase to net income of $0.46/share.  None of these items impacted the Company’s reported cash flow.

During the first quarter of 2003, the gain on sale of the Sudan operations increased net income by $296 million ($2.28/share).  Beginning in the second quarter of 2003, the Company changed its accounting for stock options which resulted in an expense of $105 million ($74 million, net of tax) or $0.57/share.  Also during the second quarter, the Company recorded a $133 million ($1.03/share) future tax recovery primarily due to a reduction in the Canadian federal and provincial tax rates , which was partially offset by a future tax expense associated with unrealized foreign exchange gains on the Company’s foreign denominated debt.  The 2002 second quarter comparative net income was reduced by a one-time non-cash future tax expense of $116 million ($0.86/share), primarily due to a new supplemental tax in the UK.

Pro forma Sudan operations and gain on sale

The following table has been provided to assist readers in understanding the Company’s results after taking into account the sale of the Sudan operations.   Pro forma is before the gain on sale of the Sudan operations in 2003 and excludes Sudan results of operations for the period January 1 to March 12, 2003 (sale closing date) and from the 2002 comparatives.

	Three months ended		Six months ended
June 30,	2003	2002	2003	2002
Financial (millions of C$ unless otherwise stated)
Cash flow	600	571	1,369	1,076
Net income	201	42	433	93
Exploration and development expenditures	492	365	945	902
Per common share (dollars)
Cash flow – Basic	4.65	4.24	10.58	8.02
– Diluted	4.59	4.16	10.45	7.88
Net income – Basic	1.52	0.27	3.26	0.60
– Diluted	1.50	0.26	3.22	0.59
Production (daily average production)
Oil and liquids (bbls/d)	188,682	214,553	191,569	216,944
Natural gas (mmcf/d)	1,061	1,051	1,078	1,047
Total mboe/d (6mcf=1boe)	365,473	389,750	371,318	391,525

On a pro forma basis after removing the Sudan operating results from the 2002 comparatives, cash flow per share increased 10% due to the higher North American natural gas revenues and fewer outstanding common shares.  Pro forma net income for the quarter increased 378% compared to a year ago.

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Company Netbacks

	Three months ended			Six months ended
June 30,	2003	2002	2001	2003	2002	2001
Oil and liquids ($/bbl)
Sales price	34.87	36.46	38.66	40.51	33.87	37.57
Hedging expense (income)	0.65	0.11	0.12	2.06	(0.32)	0.13
Royalties	3.83	6.32	8.34	6.49	5.92	7.44
Operating costs	9.87	7.17	7.45	9.58	7.27	7.19
	20.52	22.86	22.75	22.38	21.00	22.81
Natural gas ($/mcf)
Sales price	6.09	4.02	5.74	6.80	3.78	6.99
Hedging expense (income)	0.10	(0.16)	0.13	0.18	(0.25)	0.28
Royalties	1.28	0.65	1.37	1.34	0.64	1.69
Operating costs	0.65	0.62	0.62	0.69	0.61	0.60
	4.06	2.91	3.62	4.59	2.78	4.42
Total $/boe (6mcf=1boe)
Sales price	35.68	31.63	36.88	40.62	29.53	39.41
Hedging expense (income)	0.63	(0.31)	0.41	1.60	(0.77)	0.79
Royalties	5.71	5.36	8.30	7.20	5.11	8.57
Operating costs	6.98	5.81	5.85	7.11	5.87	5.69
	22.36	20.77	22.32	24.71	19.32	24.36

Netbacks do not include synthetic oil and pipeline operations.  Additional netback information by major product type and region is included elsewhere in this interim report.

The Company’s average netback for the quarter was $22.36/boe, up 8% from 2002 with higher North American natural gas prices reduced by increased hedging losses and higher royalties on natural gas sales.  Oil royalties during the quarter were reduced due to a royalty recovery in the North Sea.  Unit operating costs increased due to expected maintenance in the North Sea.

Revenue

The Company’s gross sales were $1.2 billion for the quarter, down slightly from 2002 due to the sale of the Sudan operations.  On a pro forma basis, after removing the Sudan operations, gross sales for the quarter were up 5% as the drop in oil and liquids revenue was more than offset by higher natural gas revenues in North America.

Production (daily average production)	Three months ended			Six months ended
June 30,	2003	2002	2001	2003	2002	2001
Oil and liquids (bbls/d)
North America	59,743	63,050	66,624	60,601	63,328	66,456
North Sea	102,274	129,002	85,751	105,498	130,850	95,533
Southeast Asia	22,899	22,501	18,502	22,134	22,766	18,628
Algeria	3,766	-	-	3,336	-	-
Sudan	-	60,604	53,208	26,295	59,612	51,654
	188,682	275,157	224,085	217,864	276,556	232,271
Natural gas (mmcf/d)
North America	865	822	792	866	822	791
North Sea	91	136	99	114	128	103
Southeast Asia	105	93	89	98	97	93
	1,061	1,051	980	1,078	1,047	987
Total boe/d (6mcf=1boe)	365,473	450,354	387,486	397,613	451,137	396,739

The Company’s average oil and liquids production for 2003 as compared to 2002 decreased with the sale of the Sudan operations and major North Sea planned maintenance.  North American liquids production was lower as the Company continues to focus on natural gas opportunities.  Southeast Asia liquids production remained steady during the quarter.  Algerian production at Ourhoud commenced at the end of 2002 and increased through the first half of 2003.  Production from the Greater MLN project started at quarter end with the completion of the initial commissioning of the oil processing and storage facilities.  The Company’s oil and liquids production is expected to increase significantly during the second half of 2003 with higher North Sea volumes, start up of the PM-3 CAA development project in Malaysia/Vietnam and increased production from the Greater MLN project.

North American natural gas production for the quarter ended June 30 increased to 865 mmcf/d, up 5% over the same period last year.  The increase is primarily due to the addition of the US natural gas properties acquired at the end of 2002 and during the first quarter of 2003, which contributed 67 mmcf/d during the second quarter.  Production was reduced due to delayed development and turnarounds.  North Sea natural gas production was affected by reduced access to export pipeline capacity at Brae.  Southeast Asia production averaged 105 mmcf/d due to higher sales at Corridor .  The Company’s natural gas production is expected to increase during the second half of 2003 with reduced turnarounds and the tie in of new wells in North America, the start up of the PM-3 CAA development later in the year and access to additional export pipeline capacity at Brae becoming available in the fourth quarter.

Prices

	Three months ended			Six months ended
June 30,	2003	2002	2001	2003	2002	2001
Oil and liquids ($/bbl)
North America	32.92	32.76	33.70	37.87	29.80	34.42
North Sea	35.29	37.71	40.48	40.85	35.77	39.66
Southeast Asia	37.81	38.77	42.81	42.26	35.78	40.51
Algeria	35.05	-	-	37.33	-	-
Sudan	-	36.64	40.22	43.89	33.08	36.51
	34.87	36.46	38.66	40.51	33.87	37.57
Natural gas ($/mcf)
North America	6.41	4.08	5.99	7.22	3.68	7.51
North Sea	4.16	3.05	3.92	4.61	3.97	4.66
Southeast Asia	5.05	4.92	5.60	5.53	4.42	5.15
	6.09	4.02	5.74	6.80	3.78	6.99
Total $/boe (6mcf=1boe)	35.68	31.63	36.88	40.62	29.53	39.41
Hedging loss (income)-excluded from the above prices Oil and liquids ($/bbl)	0.65	0.11	0.12	2.06	(0.32)	0.13
Natural gas ($/mcf)	0.10	(0.16)	0.13	0.18	(0.25)	0.28
Total $/boe (6mcf=1boe)	0.63	(0.31)	0.41	1.60	(0.77)	0.79
Benchmark prices WTI (US$/bbl)	28.91	26.25	27.96	31.39	23.95	28.34
Brent (US$/bbl)	26.03	25.04	27.33	28.77	23.10	26.59
NYMEX (US$/mmbtu)	5.48	3.37	4.78	6.05	2.88	6.03
AECO (C$/gj)	6.63	4.19	6.70	7.07	3.68	8.52

 Excludes synthetic oil.

World oil prices are above the level of a year ago but are down from the first quarter of 2003.  North American natural gas prices, which remained high during the second quarter with inventory levels continuing to be at historically low levels, have also fallen from the first quarter of the year.  Talisman’s Canadian dollar average reported price for oil and liquids fell during the quarter primarily due to the strengthening of the Canadian dollar vis-à-vis the US dollar, which also had a mitigating impact on Talisman’s reported average natural gas price.  Talisman’s average natural gas price for the quarter increased in part due to the inclusion of natural gas sales from the recently acquired Appalachia properties, which averaged $8.66/mcf during the quarter.

The Company’s commodity hedging activities resulted in a $0.63/boe loss for the quarter compared to a gain of $0.31/boe in 2002, due principally to higher North American natural gas prices.  The Company’s net hedging loss for the quarter was $21 million compared to a gain of $13 million in 2002.  A summary of the Company’s outstanding commodity based sales contracts may be found in note 5 of the Interim Financial Statements.

Royalties

June 30,	Three months ended			Six months ended
Average royalty rates (%)	2003	2002	2001	2003	2002	2001
North America	23	18	26	22	20	26
North Sea	(2)	5	5	-	5	5
Southeast Asia	28	25	20	28	26	20
Algeria	51	-	-	51	-	-
Sudan	-	38	45	46	38	42
	16	17	23	18	17	22

Excludes synthetic oil

The Company’s royalty expense for the second quarter was $190 million, which equates to a royalty rate of 16%, down from 17% in 2002.  Higher natural gas prices in Canada increased the royalty rate for North America.  North Sea royalties decreased as a result of the UK abolishing government royalties effective January 2003.  During the period, agreement was reached in respect of the majority of outstanding royalty issues in respect of prior years resulting in a negative royalty rate during the current period.  Talisman expects to resolve additional outstanding government royalty claims by year end, which may result in further royalty adjustments.  Talisman’s Algerian royalty rate is expected to average 51% during the initial years of production.  Without Sudan, the Company’s quarterly average royalty rate would have been 13% and 18% for 2002 and 2001, respectively.

Operating Expense

June 30,	Three months ended			Six months ended
Unit operating costs ($/boe)	2003	2002	2001	2003	2002	2001
North America	4.69	4.14	4.39	4.87	4.28	4.26
North Sea	11.53	8.53	9.76	11.89	8.90	9.20
Southeast Asia	5.38	5.71	5.55	5.90	5.43	5.11
Algeria	4.07	-	-	5.01	-	-
Sudan	-	4.55	3.93	3.73	3.74	3.82
	6.98	5.81	5.85	7.11	5.87	5.69

Excludes synthetic oil

Operating expense decreased slightly to $249 million for the quarter due to the sale of the Sudan operations offset by higher operating expense in North America and the North Sea.  Unit operating costs averaged $6.98/boe, down from $7.22/boe in the first quarter with lower costs in North America and the stronger Canadian dollar.  Unit operating costs as compared to a year ago are up due primarily to higher North Sea maintenance while North American unit operating costs increased due to higher power and processing fees.

Capital expenditures ($ millions)

	Three months ended			Six months ended
June 30,	2003	2002	2001	2003	2002	2001
North America	236	143	186	872	430	496
North Sea	142	116	203	220	264	332
Southeast Asia	74	56	18	154	106	34
Algeria	10	24	15	25	41	29
Sudan	-	21	28	2	46	51
Other	40	35	8	58	71	13
	502	395	458	1,331	958	955

Capital expenditures include exploration and development expenditures and net asset acquisitions but exclude corporate acquisitions and administrative capital.

Total planned exploration and development spending for 2003 is now expected to be $ 2.25 billion.  During the first six months of 2003, $947 million was spent on exploration and development and $384 million was spent on net acquisitions, mostly related to the US property acquisitions during the first quarter.  In the first six months of 2003, the category “other” in the above table includes $40 million spent for exploration and development in Trinidad.

Not included in the above capital expenditures for the quarter is the amount related to the agreement to purchase a 61% operated interest in the Norwegian offshore Gyda field, associated facilities and adjacent acreage for $123 million effective January 1, 2003 ..  Gyda, in addition to providing highly prospective field development opportunities, is expected to add 7,000 boe/d of production.  All significant conditions of the agreement have been met and the acquisition is expected to close in September.

Depreciation, Depletion and Amortization

June 30, DD&A ($/boe)	Three months ended			Six months ended
	2003	2002	2001	2003	2002	2001
North America	9.23	8.14	7.89	9.14	8.27	7.49
North Sea	12.33	12.42	12.01	12.63	12.13	11.55
Southeast Asia	6.52	6.11	6.38	6.19	6.11	6.46
Algeria	7.01	-	-	7.39	-	-
Sudan	-	4.14	4.13	3.98	4.23	3.99
	9.90	8.88	8.33	9.59	8.85	8.10

The 2003 second quarter depreciation, depletion and amortization (DD&A) expense was $329 million, down from $364 million in 2002 as an increase in unit DD&A rates partly offset the impact of lower production volumes ..  The DD&A rates in North America increased due to the inclusion of costs associated with the US property acquisitions.

Other ($ millions except where noted)

June 30,	Three months ended			Six months ended
	2003	2002	2001	2003	2002	2001
G&A ($/boe)	1.07	0.87	0.75	1.03	0.81	0.75
Interest costs capitalized	7	4	7	14	11	12
Dry hole expense	42	25	41	114	52	55
Other expense (income)	41	23	(60)	34	74	2
Interest expense	32	46	30	72	84	59
Other revenue	14	18	18	37	39	43

Dry hole expense was $42 million, of which $37 million was incurred in North America.  Other expense (income) of $41 million in the second quarter of 2003 includes a property impairment in the North Sea of $27 million due to disappointing development drilling at Ivanhoe/Rob Roy.  Interest expense fell during the quarter due to the lower average debt level.  Other revenue included $12 million of pipeline and processing revenue.

Stock-Based Compensation

As approved by Talisman’s shareholders, the Company’s stock option plans have been amended to provide employees and directors who hold stock options the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive a cash payment in exchange for surrendering the option.  The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option’s exercise price and the Company’s share price at the time of exercise.  These amendments are expected to result in reduced shareholder dilution from both existing options and  in the future , as it is anticipated that holders of the stock options will elect to take a cash payment.  Such cash payments made by the Company to stock option holders will be deductible by the Company for corporate income tax purposes.  As a result of the amendments, the Company’s second quarter results include a $105 million ($74 million, net of tax) or $0.57/share stock-based compensation expense relating to the appreciated value of the Company’s outstanding stock options.  Additional stock-based compensation expense or recoveries in future periods is dependent on the movement of the Company’s share price and the number of outstanding options.  See notes 1 and 3 of the June 30 Interim Financial Statements for additional information on stock based compensation.

Taxes ($ millions)

June 30	Three months ended			Six months ended
	2003	2002	2001	2003	2002	2001
Income before tax	118	323	428	906	513	955
Less PRT	17	35	36	50	76	80
	101	288	392	856	437	875
Income tax expense (recovery)
Current income tax	43	73	69	135	124	194
Future income tax	(143)	125	34	(53)	122	109
	(100)	198	103	82	246	303
Effective tax rate	(99%)	69%	26%	10%	56%	35%

The current tax expense for the quarter was reduced due to lower North Sea revenues.  During the second quarter of 2003, the Company recorded a non-cash future tax recovery of $160 million ($1.24/share) due to a reduction in the Canadian federal and provincial tax rates.  In addition, the second quarter included a $27 million ($0.21/share) future tax expense relating to the potential Canadian future tax liability associated with the impact of a stronger Canadian dollar on the foreign denominated debt.  In 2002, the future tax expense for the second quarter increased due to the introduction of a 10% supplemental tax in the UK ($128 million), which was partially offset by a reduction in the Alberta provincial tax rate ($12 million).  Adjusting for the impact of the above items in 2003 and 2002, the effective tax rate for the second quarter of 2003 and 2002 would have been 33% and 28%, respectively.  This adjusted effective tax rate increased during the quarter due to the change in the sourcing of the Company’s pre-tax income between tax jurisdictions.

Long-term debt and liquidity

Long-term debt decreased to $2.3 billion, down from $3.0 billion at year end due to a portion of the Sudan net proceeds being used to repay amounts outstanding under the Company’s bank credit facilities.  In addition, with 72% of the Company’s debt effectively denominated in US dollars, the strengthening of the Canadian dollar during the first half of 2003 decreased the reported debt amount by $272 million as compared to year end.  The majority of the change in reported debt due to currency movements does not impact the Company’s net income but instead impacts the cumulative foreign currency translation account which is included in shareholders’ equity.

Allowing for $488 million of cash and short-term investments, total net corporate debt at quarter end, excluding the preferred securities, was $1.8 billion.  On a net debt basis, debt-to-debt plus equity was 27%, down from 40% at year end.

During the quarter, the Company purchased 68,500 common shares under its normal course issuer bid for $4 million ($56.58/share).  Subsequent to the end of the quarter, 1,200,900 common shares were repurchased for $73 million ($60.99/share).  Year to date, the Company has purchased 3,335,600 common shares for $194 million ($ 58.23 /share).  In March 2003, the Company renewed the normal course issuer bid to permit the purchase of up to 6,456,669 of its common shares, representing 5% of the total number of common shares outstanding at the time of the renewal.

Sale of Sudan operations

On March 12, 2003, Talisman completed the sale of its indirectly held subsidiary which owned an interest in the Greater Nile Oil Project in Sudan to ONGC Videsh Limited ("OVL"), a subsidiary of India's national oil company.  The aggregate amount realized by Talisman from the transaction (including interest and cash received by Talisman between September 1, 2002 and closing) was $1.13 billion (US$771 million), subject to post-closing adjustments. See note 7 of the Interim Financial Statements.

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Exploration and Operations Review

North America

During the second quarter, Talisman participated in 108 wells (gross) . A total of 43 gas and 56 oil wells were drilled, resulting in an average success rate of 92%.

Gas production in North America during the second quarter averaged 865 mmcf/d, an increase of 5% over the same period last year, primarily due to the recent acquisition of US properties in Appalachia ..  Liquids production averaged 59,743 bbls/d, a decrease of 5% over the same period last year .  Natural gas continues to be the focus of the Company’s exploration and development activities in North America, supplemented by low risk oil projects.

In the Alberta Foothills, natural gas production averaged 124 mmcf/d, essentially unchanged from the last few quarters.  Production in this area is limited by available infrastructure and Talisman estimates that it has 15-20 mmcf/d of shut in production.   The Erith Pipeline and dehydration projects should be commissioned in the fourth quarter to alleviate this bottleneck.  The pipeline will add 75 mmcf/d of raw gas capacity from the Foothills Area to Talisman’s Edson gas plant.  The Company expects to utilize approximately two-thirds of this new capacity.    Talisman continued its active program in the area with five operated and two non-operated drilling rigs. During the quarter, six of the 23 wells (gross) planned for this year were drilled with a 100% success rate .

In the Turner Valley field, Talisman’s successful oil and up hole gas drilling programs continued with four new wells drilled with a 100% success rate.  Of particular note is the new 12-9 well (100% TLM), which tested at a rate of 4 mmcf/d .   The well has been tied in and is on production.

In the Monkman area, natural gas production averaged 87 mmcf/d, an increase of 11% over the same period last year and 5% over the last quarter.  Two recently drilled Triassic gas wells have contributed to the production growth in the Monkman area.  TEC et al Perry (Bullmoose)b-2-E (44% TLM ) tested at 18 mmcf/d and is expected to be on stream in late August 2003. There are currently two rigs active in the area.

In Chauvin, nine wells were drilled in the second quarter with a 100% success rate.  Chauvin’s production averaged 17,865 boe/d, an increase of 3% over the same period last year , establishing a new production record.

Production from Appalachia averaged 67 mmcf/d during the quarter, an increase of 12% over last quarter. Fortuna Ganung Hz #1 (100% TLM ) has been completed and cleanup is under way.  A second well has reached total depth and both wells will be tested soon.  Prices averaged $8.66/mcf during the quarter.  Two rigs are operating in the area and seven to nine wells are planned for the rest of the year.

Edson area production increased 3% over last quarter.  West Whitecourt again achieved record production averaging 10,200 boe/d, an increase of 7% over the same period last year and 2% over last quarter, as a result of a successful winter drilling program.  In Bigstone/Wild River, five wells were drilled in the quarter with 100% success.  Production at Bigstone/Wild River averaged 16,204 boe/d, an increase of 7% over last quarter, mainly due to the successful drilling program.  Talisman is currently operating three drilling rigs in this area and plans to increase the rig activity level to five rigs this fall.

In Deep Basin, two gas wells were drilled in the second quarter with a 100% success rate. Average production was 9,503 boe/d, an increase of 3% over the same period last year.

The EUB has issued GB2003-16, which recommended gas producing from the Wabiskaw-McMurray formation in designated areas be shut-in while a detailed review is conducted.  This proposed policy has minimal impact on Talisman, as less than 1.5 mmcf/d of production falls within the newly prescribed area.  Talisman will continue to monitor the situation, but expects no further impact on our operations or development plans in the area.

North American Frontiers

South e ast of Nova Scotia, on offshore Block EL 2379, we are participating in the high-risk, high-potential exploration well Balvenie-B79.  The well spud ded on July 7 and is scheduled to reach total depth by the end of August.

Talisman’s  subsidiary, Fortuna Exploration LLC, entered into an agreement with Total E&P USA, Inc. to explore 10 townships in the National Petroleum Reserve Area of Alaska.  Fortuna will earn 30% in the lands.  Several large prospects have been identified and geological and geophysical work is progressing in preparation for a 2004 exploration well.

North Sea

North Sea production during the second quarter averaged 117,500 boe/d, down 11%, as expected, from the first quarter of 2003, mainly due to major planned shutdowns for maintenance and modifications at Ross/Blake and at Claymore/Tartan.  With the major planned shutdowns now complete, additional production from the Blake Flank and the ongoing  development well drilling program, production is anticipated to increase to about 140,000–150,000 boe/d in the fourth quarter.

The Blake Flank pilot development is still on schedule to deliver first production of about 11,500 bbls/d in September (TLM 54%).  Reservoir quality in the first two development wells is better than expected and the first well has been completed and tested at over 5,000 bbls/d from one of two prospective zones ..

Talisman has a very active drilling program in the North Sea with wells currently drilling in the Clyde, Ross, Blake and Claymore fields.  The second Hannay well was successful, although production was delayed due to a subsea mechanical fault and is expected to start up in early August.  The water injector well at Halley, drilled during the first and second quarters, proved to have poor injectivity and is expected to be sidetracked later this year.

An exploration well adjacent to the Tartan field in Block 15/16a (TLM 100%) is currently testing at approximately 5,000 bbls/d , constrained by a half inch choke .

Talisman’s first entry into the Norwegian North Sea with the acquisition of the operated Gyda field was announced in May.  The transaction is proceeding as planned and the Company expects completion and assumption of operatorship before the end of the third quarter.    Upon completion of the transaction, initial net production is expected to be 7,000 boe/d with plans to increase this to 20,000 boe/d by 2006.

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Indonesia

The successful fracture stimulation program at Tanjung continued into the second quarter with production rates maintained at 6,500 bbls/d (net TLM).

Sales of Corridor gas to Singapore Power are due to commence in August 2003 , on schedule.

Negotiations are progressing well for additional Corridor gas sales.  In July, a gas sales agreement was concluded for gas sales from Corridor to Island Power in Singapore at an initial rate of approximately 20 mmcf/d (net TLM) likely starting in 2006.  A gas sales heads of agreement was signed in July for Corridor to supply gross volumes of 2.4 tcf of gas to PT PLN (Indonesia’s state owned electric power generator).  Gas deliveries are expected to start in 2006 and reach 300 mmcf/d in 2008 and a plateau rate of 400 mmcf/d (TLM 36

%).

Malaysia/Vietnam

The PM-3 CAA project requires the fabrication of four wellhead riser platforms, a central processing platform, compression platform and floating storage and offloading vessel.  Construction activity is over 90% complete and on schedule for oil start up in September and gas sales in October 2003.

To the end of June, the four wellhead riser platforms and the jacket for the processing platform had been installed, with all other project activities nearing completion.  In July, the processing topsides were shipped out to the field and installed as scheduled.  Development drilling is progressing in tandem with construction activity and is progressing as planned.  To date, eleven development wells have been completed with the batch drilling of further wells under way.    Well results are generally exceeding expectations and t here is already sufficient deliverability capacity to meet initial gas sales volumes.

In the northern part of Block PM-3 CAA , the Pakma/Orkid appraisal program was successful.  The East Bunga Orkid-2 appraisal well was drilled with two sidetracks, encountering 27 different gas zones with a maximum of 191 meters of net pay.  Two of the 27 zones were tested and flowed at rates 18.2 mmcf/d and 17.2 mmcf/ d.

The North Bunga Pakma-2 appraisal well was drilled with one sidetrack, encountering 15 different gas zones with a maximum of 72 meters of net pay.  One of the 15 zones was tested and flowed at 20 mmcf/d.  These wells have increased proved and probable reserves in the Bunga Orkid/Pakma complex.

Development planning for the S outh Angsi discovery is under way, towards a production start in mid-2005.

Trinidad

Development of the Greater Angostura field located in offshore Block 2c is progressing as planned (TLM 25%), with the installation of facilities due to commence in the fourth quarter of 2003.  First oil from the project is expected in early 2005.  On Block 2c, the Howler-1 exploration well is drilling.

A cquisition of the onshore 3D seismic program on the Eastern Block has been suspended during rainy weather with 67% of the CEC-1 area shot.

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Algeria

Oil production from the Menzel Lejmat North (MLN) field in Algeria commenced in late June 2003.  Initial gross production of approximately 14,000 bbls/d of oil is expected to increase to around 33,000 bbls/d in late 2003 (TLM 35%).  Production from the Ourhoud field (TLM 2%) commenced in late 2002 with first oil sales in 2003.  Talisman's overall share of Algeria production is expected to average 15,000 bbls/d (net TLM) in the fourth quarter.

The Company is continuing to evaluate its MLSE gas discoveries in the southern portion of Block 405a.

Colombia

Drilling on the Acevedo and the Huila Norte Blocks is expected to start in late August or early September.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Investor Relations & Corporate Communications

Phone:

(403) 237-1196

Fax:

(403) 237-1210

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

Forward Looking Statements:  This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including estimates of future production and cash flows, business plans for drilling, exploration, production, construction, oil or gas sales or deliveries, and acquisitions, the estimated amounts and timing of capital expenditures, and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance (often, but not always, using words such as “expects”, “expected”,  “anticipated”, ”intended”, “planned”, “on schedule to”, “due to”, “should be”, “scheduled”, “likely” or stating that certain actions, events or results “may”, or “will” be taken, occur or be achieved).  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties that could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Algeria or Colombia); fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.  Additional information on these and other factors that could affect the Company’s operations or financial results are included in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

Non-GAAP Measures:  Included in this news release are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per share.  These terms are not defined by Generally Accepted Accounting Principles in either Canada or the US.  Consequently, these are referred to as non-GAAP measures.  Cash flow, as discussed in this news release, appears as a separate caption on the Company’s cash flow statement and is reconciled to both net income and cash flow from operations.

17 -03

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